UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

 (Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-24939

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

East West Bank Employees 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

East West Bancorp, Inc.
135 North Los Robles Avenue, 7th Floor
Pasadena, California 91101

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator and Participants
East West Bank Employees 401(k) Savings Plan
Pasadena, California
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the East West Bank Employees 401(k) Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedules of Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2018 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2016.

Los Angeles, California
June 26, 2019

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2018	2017
ASSETS
Investments:
Investments at fair value (Notes 2 and 3)	$207,470,955	$227,623,088
Investment in a fully benefit-responsive investment contract, at contract value (Note 4)	49,241,809	44,102,638
Total investments	256,712,764	271,725,726
Receivables:
Notes receivable from participants	3,334,768	2,857,938
Participant contributions	106	505,528
Employer contributions	79	218,380
Total receivables	3,334,953	3,581,846
Other assets	30	—
Total assets	260,047,747	275,307,572
LIABILITIES	—	—
NET ASSETS AVAILABLE FOR BENEFITS	$260,047,747	$275,307,572

See accompanying Notes to Financial Statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2018
CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS:
Investment (loss) income:
Net depreciation in fair value of investments	$(27,115,451)
Dividend and interest income	4,636,841
Net investment loss	(22,478,610)
Other income:
Interest income on notes receivable from participants	148,954
Contributions:
Participant	19,846,215
Participant rollover	3,188,371
Employer, net of forfeitures	8,123,204
Total contributions, net of forfeitures	31,157,790
Deductions:
Benefits paid to participants	(23,554,429)
Administrative expenses	(533,530)
Total deductions	(24,087,959)
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(15,259,825)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	275,307,572
End of year	$260,047,747

See accompanying Notes to Financial Statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the East West Bank Employees 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Plan participants should refer to the Plan documents for a more complete description of the Plan’s provisions. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General — The Plan is a defined contribution plan designed to provide retirement benefits financed by participant contributions, as well as contributions from East West Bank, the Plan’s sponsor (the “Bank” or the “Plan Sponsor”). East West Bank is a wholly-owned subsidiary of East West Bancorp, Inc. (“East West”). The Plan is administered by the 401(k) Plan Committee appointed by the Board of Directors of East West. Prudential Trust Company (the “Trustee”) serves as the trustee for the Plan. The Plan became effective on January 1, 1986, and was amended and restated on August 1, 2017.

Eligibility — Employees are eligible to participate in the Plan as of the first day of the first calendar month after the date they have completed three months of service with the Bank and have attained the age of 18. Eligible employees are automatically enrolled in the Plan at a 3% contribution rate unless the participants elect another rate, including 0%. For Plan participants who are automatically enrolled and do not direct the investment of their accounts, their contributions will be invested by default into the age-appropriate portfolio mix available under GoalMaker®, a computer asset allocation program available to the Plan participants.

Contributions — Eligible employees may elect to defer 1% to 80% of their compensation before taxes (limited to $18,500 and $18,000 for 2018 and 2017, respectively). Plan participants are also able to designate part or all of their contributions as Roth 401(k) contributions, which are made on an after-tax basis. The Bank matches $0.75 for each $1 contributed by Plan participants, up to 6% of the Plan participant’s eligible compensation. Plan participants who are age 50 or older may also elect to contribute an additional $6,000 to the Plan for each of 2018 and 2017. Plan participants may also contribute amounts representing rollover eligible distributions from other tax-qualified plans into the Plan. Contributions to the Plan are held in a trust fund (the “Trust”). The Trustee is responsible for the safekeeping of the Trust, and for holding and investing the Plan’s assets.

Investments — During the current Plan year, Plan participants directed and allocated the investments of their contributions among 17 investment options offered by the Plan, which included the common stock of East West, a guaranteed income fund managed by Prudential Retirement Insurance and Annuity Company (“PRIAC”) and 15 mutual funds. Participants are allowed to change their investment options at any time.

Vesting, Benefits and Benefits Payable — Plan participants are 100% vested in their contributions to the Plan made from their eligible compensation and in the amounts rolled over from a former employer’s qualified retirement plan or transferred from another plan. Plan participants become vested in the matching contributions received from the employer at the rate of 20% per year for each full year of service, and are 100% vested after five years of service.

Benefits are recorded when paid. Upon separation from service, if a participant’s account is less than $1,000 and an election is not made, the Trustee will distribute the vested amounts in the participant’s account to the participant in the form of a single lump-sum payment in cash. If the Plan participant’s vested account is greater than $1,000 and not exceeding $5,000, and the participant has not made a distribution election, the Plan will automatically roll over the Plan participant’s distribution to an individual retirement account designated under the Plan. If the value of the Plan participant’s vested account does not exceed $5,000 and an election for distribution is made, the vested amounts can be distributed either in the form of a single lump-sum payment in cash or in property. However, if the value of the Plan participant’s vested account is in excess of $5,000, the Plan participant may elect to (1) receive a single lump-sum distribution in cash or in property; or (2) receive installments over a period of not more than the participant’s assumed life expectancy (or the assumed life expectancies of the participant and the participant’s beneficiary). As of December 31, 2018 and 2017, there were no amounts owed to terminated participants who had elected to withdraw their benefits.

Forfeiture Accounts — If a participant terminates employment before being fully vested in the matching contributions from the employer as discussed in the paragraph titled “Vesting, Benefits and Benefits Payable” above, the non-vested portion of the terminated participant’s account balance remains in the Plan’s forfeiture account. Forfeiture accounts are used to pay certain plan expenses and reduce future employer contributions. During the years ended December 31, 2018 and 2017, $631,331 and $565,520, respectively, of the forfeiture accounts were used to reduce employer contributions. No plan expenses were paid with funds from the forfeiture accounts during each of the years ended December 31, 2018 and 2017. As of December 31, 2018 and 2017, the unallocated forfeiture accounts outstanding were $19,644 and $4,030, respectively.

Participant Accounts — Each Plan participant’s account is credited with the participant’s contributions, employer matching contributions, the Plan’s earnings or losses, and if applicable, rollovers from plans of the participants’ prior employers. Allocations of earnings or losses are based on the Plan participant’s account balances as defined in the Plan document.

Notes Receivable from Participants — Active participants in the Plan are eligible for loans under the Plan. A participant may request a direct rollover of a loan to another tax-qualified plan that agrees to accept such direct rollover. A participant may not engage in a direct rollover of a loan to the extent the participant has already received a deemed distribution with respect to such loan. The Plan also accepts direct rollover of loans from tax-qualified retirement plans of the participants’ former employers. The minimum loan amount is $1,000. A participant can only have one loan currently outstanding from the Plan at one time. The maximum aggregate amount of loans outstanding to any Plan participant is the lesser of 1) $50,000, reduced by the excess of the highest loan balance outstanding during the 12-month period ending on the date of the loan over the participant’s current loan balance outstanding on the date of the loan; or 2) 50% of the vested account balance. Loan transactions are treated as transfers to (from) the investment fund from (to) the participant loan fund. The maximum allowed term of a general purpose loan and a loan used to finance a primary residence is 5 and 20 years, respectively. The loans are secured by a portion of the vested balances in the Plan participants’ accounts. The loans issued to the participants are fixed rate loans where the interest rate applicable to the loan is set at 1% above the applicable bank prime rate as of the last business day of March, June, September or December as reported by the United States Federal Reserve, and is effective for loans made on and after the first business day of the following quarter. Principal and interest are repaid through payroll deductions from the participant’s salaries and wages.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared using the accrual basis in accordance with United States Generally Accepted Accounting Principles (“GAAP”).

Valuation of Investments — The Plan’s investments are stated at their fair value, except for investments in the guaranteed income fund. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common stock is valued at the quoted market price. The fully benefit-responsive investment contract held by a defined contribution plan is stated at contract value, which is the more relevant measurement, because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Hence, the Plan’s investments in the guaranteed income fund are valued based on the terms of the Plan’s investment contract with PRIAC, which is reported at contract value.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosures of contingent assets and liabilities on the date the financial statements are prepared. Actual results could materially differ from those estimates and assumptions.

Administrative Expenses — Investment transaction expenses are offset against the related investment income. Other administrative and non-investment expenses of the Plan are either paid by the Plan Sponsor, which is a party-in-interest, or through the Plan expense account. Expenses paid by the Plan Sponsor, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA. Expenses paid through the Plan expense account are included in Administrative expenses on the Statement of Changes in Net Assets Available for Benefits.

Investment Income — The Plan presents on the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in fair value of investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. The Plan calculates realized gains or losses as the difference between the proceeds and the cost of investments. Unrealized appreciation or depreciation represent the difference between the fair value of investments at the end of the Plan year and the fair value of investments at the beginning of the Plan year (or the cost of investments on the purchase date if acquired during the Plan year). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants — Notes receivable from participants are reported at their unpaid principal and accrued interest balances, with no allowance for credit losses recorded. Interest income is recorded on an accrual basis. Repayments of principal and interest are received through payroll deductions and the notes receivable are collateralized by the participants’ account balances. If a participant fails to make loan repayments more than 90 days after the scheduled due date, the note receivable is deemed to be in default. The Plan Sponsor will offset the loan against the vested account balances.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2018

On August 28, 2018, the Financial Accounting Standards Board issued Accounting Standard Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. This ASU amends Accounting Standard Codification (“ASC”) Topic 820: Fair Value Measurements to add new fair value measurement disclosure requirements, as well as to modify and remove certain disclosure requirements. The new disclosure requirements include disclosing 1) the changes in unrealized gains or losses recorded in other comprehensive income for recurring Level 3 fair value measurements; and 2) the range and weighted-average used to develop significant unobservable inputs in determining the fair value of Level 3 assets and liabilities, and how the weighted-average unobservable inputs were calculated. This ASU removes the requirement to disclose 1) the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; 2) policy for the timing of transfers between levels of the fair value hierarchy; and 3) valuation processes for Level 3 fair value measurements. This ASU is effective on January 1, 2020 with early adoption permitted for any removed or modified disclosures and delayed adoption of additional disclosures until their effective dates. The new disclosure requirements should be adopted prospectively, while all other amendments should be applied retrospectively. The Plan early adopted this guidance as of December 31, 2018 for all applicable provisions. The adoption of this ASU did not have a material impact on the Plan’s financial statements. See Note 3 — Fair Value Measurements to the Plan’s financial statements for fair value disclosures.

NOTE 3 — FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value of financial instruments, the Plan uses various methods including market and income approaches. Based on these approaches, the Plan utilizes certain assumptions that market participants would use in pricing an asset or a liability. These inputs can be readily observable, market corroborated or generally unobservable. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy noted below is based on the quality and reliability of the information used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices available in active markets and the lowest priority to data lacking transparency. The fair value of the Plan’s assets and liabilities is classified and disclosed in one of the following three categories:

•	Level 1 — Valuation is based on quoted prices for identical instruments traded in active markets.

•
Level 2 — Valuation is based on quoted prices for similar instruments traded in active markets; quoted prices for identical or similar instruments traded in markets that are not active; and model-derived valuations whose inputs are observable and can be corroborated by market data.

•
Level 3 — Valuation is based on significant unobservable inputs for determining the fair value of assets or liabilities. These significant unobservable inputs reflect assumptions that market participants may use in pricing the assets or liabilities.

The classification of assets and liabilities within the hierarchy is based on whether inputs to the valuation methodology used are observable or unobservable, and the significance of those inputs in the fair value measurement. The Plan’s assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurements.

The following tables categorize the Plan’s investments that are measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2018 and 2017:

	Investments Measured at Fair Value on a Recurring Basis as of December 31, 2018
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock	$33,785,053	$33,785,053	$—	$—
Mutual funds	173,685,902	173,685,902	—	—
Total investments measured at fair value	$207,470,955	$207,470,955	$—	$—

	Investments Measured at Fair Value on a Recurring Basis as of December 31, 2017
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock	$46,338,480	$46,338,480	$—	$—
Mutual funds	181,284,608	181,284,608	—	—
Total investments measured at fair value	$227,623,088	$227,623,088	$—	$—

Common Stock — East West’s common stock held in the participants’ accounts is stated at fair value as quoted on the Nasdaq stock exchange, and is valued based on the closing price as of the last business day of the Plan year. This is classified in Level 1 of the fair value hierarchy.

Mutual Funds — Mutual funds are stated at fair value as quoted on a recognized securities exchange, valued at the last reported closing price on the last business day of the Plan year, and are classified in Level 1 of the fair value hierarchy.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement on the reporting date.

NOTE 4 — INVESTMENT IN A FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT, AT CONTRACT
VALUE

The Plan is a party to a traditional fully benefit-responsive guaranteed investment contract with the issuer, PRIAC, totaling $49,241,809 and $44,102,638 as of December 31, 2018 and 2017, respectively. PRIAC maintains the contributions in a general account. Under the guaranteed income fund, participants may direct permitted withdrawals or transfers of all or a portion of their account balance at contract value within reasonable time frames. Contract value represents contributions made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The contract is effected directly between the Plan Sponsor and PRIAC. The repayment of principal and interest credited to Plan participants is a financial obligation of PRIAC. Accordingly, the guaranteed income fund is considered to be a fully benefit-responsive investment contract.

The Plan’s ability to receive amounts due is dependent on PRIAC’s ability to meet its financial obligations, which may be affected by future economic and regulatory developments.

Generally, no events can limit the ability of the Plan to transact at contract value with PRIAC or limit the ability of the Plan to transact at contract value with the participants. In addition, there are no events that allow PRIAC to terminate the contract with the Plan and settle at an amount different than contract value.

NOTE 5 —   PARTY-IN-INTEREST TRANSACTIONS

A party-in-interest is defined under the Department of Labor regulations as any fiduciary (including, but not limited to, any administrator, officer, trustee or custodian), counsel or employee of the Plan, any party rendering services to the Plan, the employer and certain others. The Plan holds a guaranteed investment contract managed by PRIAC, which is a custodian of the Plan. Accordingly, the Plan’s payment of custodian fees to PRIAC qualify as party-in-interest transactions. Notes receivable from participants also reflect party-in-interest transactions. The Bank did not incur any administrative expenses for the Plan during each of the year ended December 31, 2018 and 2017. Certain administrative functions are performed by officers or employees of the Plan Sponsor. No such officers or employees received compensation from the Plan during the years ended December 31, 2018 and 2017.

As of December 31, 2018 and 2017, the Plan held 776,133 and 761,770 shares, respectively, of common stock of East West, the parent company of the Plan Sponsor, with a fair value of $33,785,053 and $46,338,480, respectively. The Plan also received dividend income of $661,685 and $601,363 from this common stock during the years ended December 31, 2018 and 2017, respectively. These transactions qualify as party-in-interest transactions.

NOTE 6 —   PLAN TERMINATION

Although the Bank has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, all participants will be notified and all participant accounts will become 100% vested. Participants may direct the distribution of their participant accounts in a manner permitted by the Plan as soon as practicable.

NOTE 7 — FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) issued an opinion letter dated April 29, 2014, indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended subsequent to this opinion letter. However, the Plan Sponsor believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC, and therefore, believes that the Plan is qualified, and the related Trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or tax asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator analyzed the tax positions taken by the Plan and concluded that, as of December 31, 2018 and 2017, there were no uncertain positions taken or expected to be taken that would require recognition of a tax liability (or tax asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for the 2014 Plan year or before.

NOTE 8 — RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments, including mutual funds that invest in the securities of companies located in foreign countries. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  In addition, investments that include securities of foreign companies involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices may be more volatile than those securities of comparable U.S. companies. Due to the level of risks associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the financial statements and participants’ account balances.

Included in investments were shares of Prudential Guaranteed Income Fund, totaling $49,241,809 and $44,102,638, which represented 19% and 16% of the Plan’s total investments as of December 31, 2018 and 2017, respectively. Refer to Note 4 — Investment in a Fully Benefit-Responsive Investment Contract, at Contract Value of this annual report on Form 11-K for further investment information. Investment risks are concentrated on the credit risk of the fund’s issuer, PRIAC; the investment is structured to transact at contract value under general terms and its principal and accumulated interest are fully guaranteed by the issuer. As of each of December 31, 2018 and 2017, the issuer was assigned a claims-paying rating of “AA-” by Standard and Poor’s, which is the fourth highest category and demonstrates very strong financial security characteristics regarding the financial ability of an insurance company to meet its obligations under its insurance policies. Additionally, investments included shares of East West’s common stock amounting to $33,785,053 and $46,338,480, which represented 13% and 17% of the Plan’s total investments as of December 31, 2018 and 2017, respectively. A significant decline in the market value of East West’s common stock would significantly affect the net assets available for benefits.

NOTE 9 — SUBSEQUENT EVENTS

The Plan administrator has evaluated events and transactions subsequent to December 31, 2018 through June 26, 2019, the date the financial statements were available to be issued, and determined that there have not been any events or transactions that require adjustments or disclosure to the financial statements and there were no events or transactions that required disclosure other than the event described below.

Effective April 1, 2019, the Plan was amended to increase the matching contribution percentage by the Bank from 75% to 100%, up to 6% of the Plan participant’s eligible compensation. Further, for participants who contribute unevenly during the year, the Bank will true-up its contributions for the plan year to maximize the employer match available under the Plan’s contribution guidelines.

SUPPLEMENTAL SCHEDULES

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
EIN 95-2795851        Plan Number: 001    Form Number: 5500
SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2018

Year	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and Prohibited Transaction Exemption 2002-51
	Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program (“VFCP”)	Contributions Pending Correction in VFCP

2018	$2,118	$—	$2,118	$—	$—

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
EIN 95-2795851        Plan Number: 001    Form Number: 5500
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2018

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Prudential Guaranteed Income Fund	Fully benefit-responsive investment contract - 1,661,317 shares	**	$49,241,809
	American Funds EuroPacific Growth Fund R-6	Mutual fund - 496,539 shares	**	22,339,294
	American Funds Fundamental Investors R-6	Mutual fund - 181,540 shares	**	9,494,545
	American Funds The Growth Fund of America R-6	Mutual fund - 778,239 shares	**	33,269,713
	American Funds Washington Mutual Investors Fund R-6	Mutual fund - 244,764 shares	**	10,057,368
	DFA U.S. Targeted Value Portfolio	Mutual fund - 110,728 shares	**	2,195,727
	Dodge & Cox Funds Income Fund	Mutual fund - 267,485 shares	**	3,546,852
	Franklin Small Cap Growth Fund R6	Mutual fund - 355,732 shares	**	6,758,907
	Metropolitan West Total Return Bond Fund I	Mutual fund - 1,119,411 shares	**	11,630,682
	MFS Mid Cap Value Fund R6	Mutual fund - 354,642 shares	**	7,043,192
	MFS Total Return Fund R4	Mutual fund - 544,350 shares	**	9,362,828
	MFS Value Fund R4	Mutual fund - 113,439 shares	**	4,004,412
	T. Rowe Price Mid-Cap Growth Fund I	Mutual fund - 129,198 shares	**	9,866,856
	Vanguard Institutional Index Fund Institutional Shares	Mutual fund - 114,610 shares	**	26,079,488
	Vanguard Mid-Cap Index Fund Institutional Shares	Mutual fund - 265,026 shares	**	10,012,699
	Vanguard Small-Cap Index Fund Institutional Shares	Mutual fund - 126,911 shares	**	8,023,339
*	East West Bancorp, Inc.	Common stock - 776,133 shares	**	33,785,053
	Total investments			256,712,764
*	Loans to participants	Participant loans (maturing between 2018 and 2038 with interest rates of 3.25% to 9.25% collateralized by participants’ account balances)	**	3,334,768
	Total assets			$260,047,532

*	Party-in-interest, as defined by ERISA
**	The cost of participant-directed investments is not required to be disclosed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2019

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

By	/s/ SHARON CHEUNG
Sharon Cheung
Senior Vice President and Controller

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm.